BAE Systems plc Annual General Meeting

4 May 2006

Commenting at today's Annual General Meeting of the Company's shareholders, BAE Systems Chairman, Dick Olver, confirmed that the Company's trading outlook remained unchanged from that described in the Company's 2005 Report and Accounts published earlier this year.

However since the Report was published, BAE Systems has announced that it is looking to sell its minority interest in Airbus and this will now need to be factored into the outlook for its commercial aerospace sector.

Dick Olver also took the opportunity to thank the Rt. Hon Michael Portillo, who retires from the Board today, for his contribution as a non-executive director of the Company.

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BAE Systems plc
London


06013388

BAE Systems 20% shareholding in Airbus

2 May 2006

Further to the statement on 7 April 2006 regarding the sale of its 20% shareholding in Airbus BAE Systems confirms that it has issued a Put Option Intention Notice to EADS.

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BAE Systems plc

London

BAE Systems plc ("BAE Systems")

Statement regarding Babcock International Group plc ("Babcock")

30 April 2006

BAE Systems has noted recent press speculation that it may terminate its interest in a joint acquisition of Babcock with VT Group plc ("VT").

BAE Systems confirms that no decision has been made and it continues to explore the possibility of an offer for Babcock with VT as one potential route to achieve a restructuring of the UK maritime sector.

The Panel on Takeovers and Mergers has ruled that, if any offer for Babcock is to be made, it must be announced on or before 12.00 noon on 18 May 2006.

No approach has been made to the Board of Babcock to date and BAE Systems wishes to emphasise that there is no certainty any offer will be made.

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BAE Systems plc

London